LP Innovations, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494




VIA EDGAR AND FACSIMILE

                                                   February 23, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   LP Innovations, Inc.
                  Form S-1 Registration Statement
                  File No. 333-101570
                  ------------------------------

Gentlemen and Ladies:

      The undersigned hereby respectfully requests that, pursuant to Rule 477 promulgated under the Securities Act of 1933, the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above-referenced registration statement (the "Registration Statement") of LP Innvovations, Inc. (the "Company") effective immediately. The Registration Statement related to shares of the Company's common stock that might have become issuable pursuant to certain contemplated rights, options and warrants.

      The Registration Statement has not been declared effective by the Commission. No securities were sold in connection with the offering described in the Registration Statement.

      Contemporaneously with or shortly after this withdrawal request is filed with the Commission, the Company intends to file a Form 10 registration statement (the "Form 10") under the Securities Exchange Act of 1934 (which reflects the transaction to be effected by the Company) and to request effectiveness of such Form 10.

      Please notify Daniel Rindsberg of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-7758 of the effectiveness of the withdrawal.

                                    Very truly yours,

                                    LP INNOVATIONS, INC.


                                    By: /s/ Douglas A. Laue
                                       ---------------------------------
                                       Douglas A. Laue
                                       Chief Financial Officer